FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 13, 2007 by Excel Maritime Carriers Ltd. announcing that Excel Maritime Reports Results for the Fourth Quarter and for the Full-Year 2006

Exhibit 1

NEWS RELEASE for March 13, 2007

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

     http://www.excelmaritime.com

Excel Maritime Reports Results for the Fourth Quarter and for the Full-Year 2006

ATHENS, GREECE –March 13, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the fourth quarter and for the full year ended December 31, 2006.

Fourth Quarter 2006 highlights:

•

Net income of $9.3 million or $0.47 per share calculated on 19,949,644 shares outstanding for the period on revenue from operations of $35.2 million

•

EBITDA was $20.2 million. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 17 vessels were operated earning a blended average time charter equivalent rate of $20, 849 per day.

•

Secured period employment for two vessels, the M/V Rodon and the M/V Happy Day, for periods between 20 and 25 months at daily rates between $24,000 and $ 25,500.

Fiscal Year 2006 highlights:

•

Net income of $31.1 million or $1.56 per share calculated on 19,947,411 shares outstanding for the period on revenues from operations of $124.1 million

•

EBITDA was $74.2 million. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 17 vessels were operated earning a blended average time charter equivalent rate of $19,197 per day.

CEO Christopher Georgakis commented: “We are pleased to have delivered a strong operational performance for the fourth quarter and the full year 2006. We were able to capitalize on the strong shipping markets especially in the second half of 2006 and secure long term employment for several of our vessels at strong rates to first class charterers, which we believe will enhance our earnings in 2007.

We continue with the implementation of our balanced fleet deployment strategy by seeking period charters for our vessels especially during market upsides, thereby enhancing the stability and predictability of our earnings for the longer term, while at the same time operating a portion of our fleet in the spot market, thereby taking advantage of market developments. In this context, we are pleased to report that at present we have secured under medium and long-term charters 75% of our fleet operating days for the first quarter of 2007 and 50% for the full year of 2007.

We believe that our strong balance sheet, with its significant liquidity and low leverage, will allow us to seek opportunities as they may arise in the sales and purchase market to further expand and modernize our fleet and take advantage of the positive fundamentals of the drybulk sector.

We are also pleased that the successful launching of Oceanaut, of which Excel is the sponsor and a shareholder, is expected to provide us with additional and significant growth opportunities and is expected to further enhance shareholder value without diluting our current shareholder base.

Fourth Quarter 2006 Results:

Total revenues for the fourth quarter 2006 amounted to $35.2 million as compared to $35.7 million for the same period in 2005. Net income for the fourth quarter 2006 amounted to $9.3 million versus $13.8 million for the same period in 2005.

Earnings per share basic and diluted for the fourth quarter 2006, calculated on 19,949,644 shares outstanding, were $0.47 compared to $0.69 in the fourth quarter of 2005.  The average number of shares outstanding in the fourth quarter of 2005 was 19,929,264.

The results of the fourth quarter 2005 included a gain of $2.5 million or $0.12 per share from the sale of “Almar I”, a Capesize bulk carrier of 107,140 dwt built in 1979 which was sold in December, 2005.

The results of the fourth quarter 2006 include increased amortization and depreciation charges of $0.9 million or $0.04 per share.  Also, the fourth quarter 2006 results include increased G&A expense charges of $1.0 million or $0.05 per share due to 2006 incentive compensation grants to some of our officers.

EBITDA for the fourth quarter 2006 was $20.2 million compared to $24.1 million during the fourth quarter 2005. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 17 vessels were operated during the fourth quarter 2006 earning a blended average time charter equivalent rate of $20,849 per day, compared to an average of 17.7 vessels operated during the fourth quarter 2005 earning a blended average time charter equivalent rate of $19,992 per day.

Full-Year 2006 Results:

For the full-year ended December 31, 2006, total revenues were $124.1 million, compared to the $118.6 million earned during the same period of 2005. Net income for the full-year ended December 31, 2006, amounted to $31.1 million versus $67.8 million for the same period in 2005.

Earnings per share basic and diluted for the full-year ended December 31, 2006, calculated on 19,947,411 shares outstanding, were $1.56 compared to $3.64 during the same period in 2005, calculated on 18,599,876 shares outstanding for the same period 2005.

The results for the full year 2005 included a gain of $ 26.8 million or $1.44 per share from the sale of 4 older vessels, the M/V “Almar I”, the M/V "Petalis," the M/V "Lucky Lady" and the M/V "Fighting Lady" and a non cash charge of $5.0 million or $ 0.27 per share reflecting the effect of the management termination agreement dated March 2nd 2005, between Excel Maritime Carriers Ltd and its previous technical manager, Excel Management Ltd

Full-year 2006 figures include increased amortization and depreciation charges of $0.9 million or $0.04 per share, mainly due to the company’s decision to make a change in the accounting estimate for the amortization of dry docking expenses, as well as unrealized losses of $0.8 million or $0.04 per share due to interest rate swaps entered during the third and fourth quarters of 2006.

EBITDA for the full-year ended December 31, 2006, was $74.2 million compared to $101.6 million during the same period 2005. Please refer to the reconciliation of EBITDA to Net Income below.

An average of 17 vessels were operated during the full-year ended December 31, 2006, earning a blended average time charter equivalent rate of $19,197 per day, compared to an average of 14.4 vessels operated during the full-year 2005 earning a blended average time charter equivalent rate of $20,705 per day.

Excel Maritime Sponsors Oceanaut:

On March 6, 2007, Oceanaut, Inc., a newly organized blank check company, completed its initial public offering of 18,750,000 units at an offering price of $8.00 per unit. Excel Maritime is the sponsor and a shareholder of Oceanaut, Inc., which was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Oceanaut’s units are trading on the American Stock Exchange (AMEX) under the ticker symbol OKN.U.

Prior to the closing of the public offering, Oceanaut consummated a private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to the Company.  Each unit issued in the initial public offering and the private placement consists of one share of Oceanaut’s common stock and one warrant to purchase one share of common stock. The initial public offering and the private placement generated gross proceeds in an aggregate of $161,000,000 to Oceanaut. Following the initial public offering and the private placement, Excel Maritime owns approximately 18.9% of the issued and outstanding shares of Oceanaut.

Conference Call and Webcast:

As already announced, tomorrow, Wednesday, March 14, 2007 at 10:00 a.m. EDT, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-869-2352 (from the US), 0800-694-1449 (from the UK) or +44 (0)1452-560-304 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until March 21, 2007 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents our  fleet as of March 13, 2007:

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,572	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Goldmar	Handymax	39,697	1984
Swift	Handymax	37,687	1984
Total Handymax	7	286,980
Grand Total	17	1,004,930	14.8

Summary Fleet Data:

	Fourth Quarter 2006	Fourth Quarter 2005
FLEET DATA
Average number of vessels (1)	17	17.7
Available days for fleet (2)	1,520	1,574
Calendar days for fleet (3)	1,564	1,630
Fleet utilization (4)	97%	97%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$20,849	$19,992
Vessel operating expenses (6)	$5,178	$4,625
General and administrative expenses (7)	$2,360	$1,547
Total vessel operating expenses (8)	$7,538	$6,172

	Full-Year Ended December 31, 2006	Full-Year Ended December 31, 2005
FLEET DATA
Average number of vessels (1)	17	14.4
Available days for fleet (2)	5,934	5,070
Calendar days for fleet (3)	6,205	5,269
Fleet utilization (4)	96%	96%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$19, 197	$20,705
Vessel operating expenses (6)	$4,945	$4,596
General and administrative expenses (7)	$1,576	$1,237
Total vessel operating expenses (8)	$6,521	$5,833

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	Fourth Quarter 2006	Fourth Quarter 2005
Capesize spot TCE ($) Number of available days	N/A N/A	$4,667 66
Panamax spot TCE ($) Number of available days	N/A N/A	$17,087 397
Panamax period TCE ($) Number of available days	$23,455 887	$24,731 495
Handymax spot TCE ($) Number of available days	$16,973 448	$17,998 276
Handymax period TCE ($) Number of available days	$17,933 184	$21,018 341
Total fleet spot TCE ($) Number of available days	$16,886 448	$16,318 739
Total fleet period TCE ($) Number of available days	$22,506 1,071	$23,217 836

	Full-Year Ended December 31, 2006	Full-Year Ended December 31, 2005
Capesize spot TCE ($) Number of available days	N/A N/A	$26,119 537
Panamax spot TCE ($) Number of available days	$17,080 625	$16,475 1,130
Panamax period TCE ($) Number of available days	$23,074 2,918	$25,329 1,203
Handymax spot TCE ($) Number of available days	$14,981 1,676	$17,182 998
Handymax period TCE ($) Number of available days	15,104 715	$20,493 1,206
Total fleet spot TCE ($) Number of available days	15,551 2,301	$18,683 2,665
Total fleet period TCE ($) Number of available days	$21,506 3,633	$22,908 2,409

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of Dollars)

	For the Full-Year Ended December 31, 2006 (Unaudited)	For the Full-Year Ended December 31, 2005 Audited
Cash and cash equivalents, beginning of year	58,492	64,903
Provided by (Used in):
Operating Activities	58,344	73,639
Investing Activities	(662)	(417,743)
Financing Activities	(29,885)	337,693
Net increase (decrease) in cash and cash equivalents	27,797	(6,411)
Cash and cash equivalents, end of period	86,289	58,492

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Fourth Quarter 2006	Fourth Quarter 2005
Net Income	9,341	13,800
plus Net Interest Expense	2,453	3,229
Plus Depreciation	7,266	7,084
Plus Amortization	995	111
Plus Contract Termination Expense	-	(223)
Plus Taxes	113	92
EBITDA	20,168	24,093

	Full-Year Ended December 31, 2006	Full-Year Ended December 31, 2005
Net Income	31,106	67,759
plus Net Interest Expense	12,617	7,878
Plus Depreciation	28,453	20,092
Plus Amortization	1,547	622
Plus Contract Termination Expense	-	4,963
Plus Taxes	426	311
EBITDA	74,149	101,625

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

(In thousands of Dollars, except per share data)

	Fourth Quarter 2006	Fourth Quarter 2005
	Unaudited	Unaudited

REVENUES
Voyage Revenues	35,082	35,569
Revenue from managing vessels	140	131
Revenue from Operations	35,222	35,700

EXPENSES
Voyage expenses	2,962	3,657
Commission from a Related party	440	443
Vessel operating expenses	8,099	7,539
Depreciation expense	7,266	7,084
Amortization for drydocking and special survey	995	111
Gain on Vessel’s sale	-	(2,476)
Contract termination expense-related party	-	(223)
General and administrative expenses	3,691	2,522
	23,453	18,657

Income from operations	11,769	17,043

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,766)	(4,005)
Interest Income	1,313	776
Other, net	145	78
Total other income (expenses), net	(2,308)	(3,151)

Net Income from Operations	9,461	13,892

US Source Income Taxes	113	92

Net Income, after taxes and before minority interest	9,348	13,800

Minority interest	(7)	-

Net income	9,341	13,800

Earnings per common share, basic & diluted	$0.47	$0.69
Weighted average number of common shares, basic and diluted	19,949,644	19,929,264

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE FULL YEAR ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

(In thousands of Dollars, except per share data)

	Full-Year Ended December 31, 2006	Full-Year Ended December 31, 2005
	Unaudited	Audited

REVENUES
Voyage Revenues	123,551	118,082
Revenue from managing vessels	558	522
Revenue from Operations	124,109	118,604

EXPENSES
Voyage expenses	8,109	11,693
Commission from a Related party	1,536	1,412
Vessel operating expenses	30,687	24,215
Depreciation Expense	28,453	20,092
Amortization of drydocking and special survey	1,547	622
Gain on Vessel’s sale	--	(26,795)
Contract termination expenses	--	4,963
General and administrative expenses	9,776	6,520
	80,108	42,722

Income from operations	44,001	75,882

OTHER INCOME (EXPENSES):

Interest and finance costs	(16,751)	(10,259)
Interest Income	4,134	2,381
Other, net	145	66
Total other income (expenses), net	(12,472)	(7,812)

Net Income from Operations	31,529	68,070

Income Taxes	426	311

Net Income, after taxes and before minority interest	31,103	67,759

Minority interest	3	--

Net income	31, 106	67,759

Earnings per common share, basic & diluted	1.56	3.64
Weighted average number of common shares, basic and diluted	19,947,411	18,599,876

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2006 (UNAUDITED) AND DECEMBER 31, 2005 (AUDITED)

(In  thousands of U.S. Dollars, except per share data)

	December 31, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	86,289	58,492
Restricted cash	5,471	7,988
Accounts receivable	2,646	2,239
Other current assets	2,317	1,828
Total Current Assets	96,723	70,547

FIXED ASSETS:
Vessels', net	437,419	465,668
Office furniture & equipments, net	983	524
Total fixed assets	438,402	466,192

OTHER NON CURRENT ASSETS:
Restricted cash	9,529	22,282
Other non current assets	4,697	2,004
Total Assets	549,351	561,025

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	30,440	41,230
Accounts payable	3,178	3,307
Other current liabilities	7,255	6,913
Financial Instruments	834	-
Total Current Liabilities	41,707	51,450

LONG-TERM DEBT, net of current portion and net of deferred financing fees	187,479	221,586
Minority interest	4	-
STOCKHOLDERS' EQUITY:
Preferred Stock, none issued
Common Stock,:19,595,153 A Class shares issued and outstanding at December 31, 2005 and December 31, 2006, 114,946 B Class shares, issued and outstanding at December 31,2005 and 135,326 B class shares at December 31,2006	197	197
Additional paid-in capital	182,410	181,265
Shares to be issued (298,403 A Class shares)	6,853	6,853
Accumulated Other Comprehensive Loss	(79)
Due from related party	(2,024)	(2,024)
Retained earnings	132,993	101,887
	320,350	288,178
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31,2005 and December 31, 2006	(189)	(189)
Total stockholders' equity	320, 161	287,989
Total Liabilities & Stockholders' Equity	549,351	561,025

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FULL YEAR ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005 (AUDITED)

(In thousands of Dollars)

	December 31, 2006 Unaudited	December 31, 2005 Audited

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the period	31,106	67,759
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	30,487	21,240
Gain on sale of vessels	--	(26,795)
Other non cash expenses	1,675	5,911
Increase/Decrease in:
Current Assets	(898)	(87)
Increase/Decrease in:
Current Liabilities	213	7,358
Payments for dry docking & special survey	(4,239)	(1,747)
a. Net cash from Operating Activities	58,344	73,639

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Vessel acquisitions and/or improvements	-	(454,241)
Proceeds from sale of vessels	-	37,022
Office furniture & equipments	(662)	(524)
b.Net cash from (used in) Investing Activities	(662)	(417,743)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Increase in restricted cash	15,270	(27,777)
Proceeds from long-term debt	-	282,415
Payment principal of loan	(45,384)	(31,530)
Minority Interest	4	-
Issuance of common stock, net related issuance costs	225	116,504
Other	-	(1,919)
c.Net cash from (used in) Financing Activities	(29,885)	337,693

Net increase(decrease) in cash & cash equivalents	27,797	(6,411)
Cash & cash equivalents at beginning of period	58,492	64,903
Cash & cash equivalents at end of the period	86,289	58,492

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	15,315	8,872

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  March 13, 2007        By: /s/ Christopher J. Georgakis

                                     ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer

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